UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition period from                      to

Commission File No. 1-9410

COMPUTER TASK GROUP, INC.

401(k) RETIREMENT PLAN

(Full title of the Plan)

COMPUTER TASK GROUP, INCORPORATED

(Name of issuer of the securities held pursuant to the Plan)

800 Delaware Avenue

Buffalo, New York 14209

(Address of principal executive office of the issuer)

FINANCIAL STATEMENTS

COMPUTER TASK GROUP, INC. 401(k) RETIREMENT PLAN

DECEMBER 31, 2016

with

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

COMPUTER TASK GROUP, INC.

401(k) RETIREMENT PLAN

Report of Independent Registered Public Accounting Firm

To the Participants and Retirement Committee

of the Computer Task Group, Inc.

401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Computer Task Group, Inc. 401(k) Plan (the Plan) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Computer Task Group, Inc. 401(k) Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule of Assets Held For Investment as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of Computer Task Group, Inc. 401(k) Retirement Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Bonadio & Co., LLP

June 27, 2017

Amherst, New York

COMPUTER TASK GROUP, INC.

401(k) RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,

	2016	2015
ASSETS
Investments at fair market value:
Shares of registered investment companies	$154,733,996	$150,276,298
Common collective trust	11,289,282	9,595,634
Employer stock fund	390,894	712,094

	166,414,172	160,584,026

Receivables:
Notes receivable from participants	1,891,897	1,998,712

Net assets available for benefits	$168,306,069	$162,582,738

The accompanying notes are an integral part of these financial statements.

COMPUTER TASK GROUP, INC.

401(k) RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Years Ended December 31,

	2016	2015
Sources of net assets:
Employee contributions	$12,912,511	$14,317,259
Employer contributions	1,971,683	2,939,098
Interest and dividend income	5,320,146	7,126,922
Realized loss from investment transactions, net	(115,075)	(58,147)
Unrealized gains (losses) on investments, net	7,441,688	(7,898,424)

Total sources of net assets	27,530,953	16,426,708
Applications of net assets:
Benefit payments and withdrawals	21,677,478	24,033,622
Administrative expenses	130,144	113,407

Total applications of net assets	21,807,622	24,147,029
Increase (decrease) in net assets	5,723,331	(7,720,321)
Net assets available for benefits:
Beginning of year	162,582,738	170,303,059

End of year	$168,306,069	$162,582,738

The accompanying notes are an integral part of these financial statements.

COMPUTER TASK GROUP, INC.

401(k) RETIREMENT PLAN

DECEMBER 31, 2016 and 2015

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

The following description of the Computer Task Group, Inc. 401(k) Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan with salary reduction features as permitted under Section 401(k) of the Internal Revenue Code (IRC). The Plan is funded by employee and employer contributions and covers substantially all U.S. based employees of Computer Task Group, Incorporated (CTG or the Company) who complete one hour of service. The assets of the Plan are maintained in shares of registered investment companies, a common collective trust fund, and an employer stock fund held by Reliance Trust Company, the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA) of 1974.

Contributions - The Plan provides for employee pre-tax contributions ranging from 1% to 100% of salary, up to the maximum annual limitations allowed by the IRC. A Roth 401k feature is also available under the plan. Participants who have reached age 50 before the end of the Plan year are eligible to make catch-up contributions, also as allowed by the IRC. The Company may contribute one-half of each participant’s elective contribution, not to exceed 2% of compensation, for employees who work at least one hour during the Plan year. In addition, the Plan may contribute a discretionary supplemental matching contribution. The supplemental matching contribution is equal to one-half of each participant’s elective contribution greater than 4%, but less than or equal to 6% of compensation for employees who work at least 1,000 hours during a 12-month period, and complete one year of service. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan and may initiate one electronic or telephonic fund exchange each business day up to an annual limit of 20 fund exchanges each calendar year. Additional exchanges must be executed via U.S. mail.

Vesting - Participants are vested immediately in their own contributions, including actual earnings or losses thereon. Participants become 20% vested in employer contributions after two years, 50% vested after three years of service, and fully vested after four years of service. Should the Plan be deemed top-heavy as defined under ERISA guidelines, an alternate vesting schedule will apply for those top-heavy years. The Plan was not deemed to be top-heavy in either 2016 or 2015.

Plan Termination - Although it has not expressed any intent to do so, the Company has the right under the Plan to limit or discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in employer contributions.

Forfeitures - Amounts forfeited by participants are used to reduce future employer contributions. Forfeitures used to reduce employer contributions during the year ended December 31, 2016 totaled $941,190 ($515,991 - 2015). At December 31, 2016, there were $51,920 of unapplied forfeitures ($314,109 - 2015).

Notes Receivable from Participants - Participants may borrow from their fund accounts, starting at a minimum of $1,000 and increasing up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Loan terms range from 1-5 years and may exceed five years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest is paid ratably through payroll deductions.

Participant Accounts - Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings or losses, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Withdrawals and Distributions - Unless a participant elects otherwise, distributions will be made as soon as practical after a participant’s normal retirement date or the actual retirement date occurs. The normal retirement date is the date upon which a participant reaches age 65.

Participants may receive their accumulated vested benefits held by the Plan’s trustee upon termination of employment or elect to keep their vested balance in the Plan until the earlier of normal retirement age, death, or disability, if their account balance is more than $5,000. If the participant elects to keep their vested interest in the Plan, the participant’s account will continue to receive its share of earnings and losses. Terminated participants with an account balance of more than $1,000, but less than $5,000, who have not elected to receive their vested account balance will receive a distribution of their account and the funds will automatically be transferred to an IRA at Millennium Trust Company.

Participants who reach age 59-1/2, but who are not separated from service, may withdraw from the Plan up to 100% of the value of their non-forfeitable interest in the Plan.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accounts of the Plan are maintained on an accrual basis of accounting.

Accounting Estimates - The process of preparing financial statements requires management to use estimates and assumptions that affect certain types of assets, liabilities, and changes therein. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, actual results may differ from estimated amounts.

Investment Valuation and Income Recognition - All investments are carried at fair value or net asset value as a practical expedient for fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Income is recorded on the accrual basis.

Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Risks and Uncertainties - The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

Payment of Benefits - Benefits are recorded when paid.

Expenses - Certain expenses of maintaining the Plan are paid directly by the Company, and are excluded from these financial statements. Certain expenses incurred by the plan administrator, investment manager, and trustee for their services and costs in administering the Plan are paid directly either by the Company or the Plan.

Income Taxes - The Internal Revenue Service has determined and informed the Company by letter dated March 28, 2014, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan’s administrator and the Plan’s tax counsel believe the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC, and therefore believe the Plan is qualified and the related trust is tax-exempt.

New Accounting Pronouncements - In May 2015, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2015-07, Disclosures for Investments In Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent) (“ASU 2015-07”). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value practical expedient provided by ASC 820. Disclosures about investments in certain entities that calculate net asset value per share are limited under ASU 2015-07 to those investments for which the entity has elected to estimate the fair value using the net asset value practical expedient. ASU 2015-07 was effective for public business entities for fiscal years beginning after December 15, 2015, with retrospective application to all periods presented. The Plan has elected to adopt ASU 2015-07 as of December 31, 2016 and has applied the provisions retrospectively.

In July 2015, the FASB issued ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965), Part I. Fully Benefit-Responsive Investment Contracts, Part II. Plan Investment Disclosures, Part III. Measurement Date Practical Expedient (“ASU 2015-12”). The FASB issued this update in response to a proposal developed by the Emerging Issues Task Force (“EITF”) to reduce complexity in employee benefit plan accounting. Part I eliminates the requirement to measure and disclose the fair value of fully benefit-responsive contracts. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirement to disclose individual investments which comprise 5% or more of total net assets available for benefits, as well as the net appreciation or depreciation of fair values by type. Part II also requires plans to continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Furthermore, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III allows plans to measure investments using values from the end of the calendar month closest to the plan’s fiscal year end. The amendments in ASU 2015-12 are effective for fiscal years beginning after December 15, 2015. The Plan has elected to adopt ASU 2015-12 Part I and II as of December 31, 2016 and has applied the provisions retrospectively. ASU 2015-12 Part III is not applicable to the Plan.

3.	FAIR VALUE MEASUREMENTS

Fair value is defined as the exchange price that would be received for an asset or paid for a liability in the principal or most advantageous market for the asset or liability, in an orderly transaction between market participants. The Company utilizes a fair value hierarchy for its assets and liabilities, as applicable, based upon three levels of input, which are:

Level 1 - quoted prices in active markets for identical assets or liabilities (observable)

Level 2 - inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in inactive markets, or other inputs that are observable or can be supported by observable market data for essentially the full term of the asset or liability (observable)

Level 3 - unobservable inputs that are supported by little or no market activity, but are significant to determining the fair value of the asset or liability (unobservable)

The following provides a description of the types of Plan investments that fall under each category, and the valuation methodologies used to measure these investments at fair value.

Shares of Registered Investment Companies: These investments are public investment securities valued using the Net Asset Value (NAV). Information regarding the value of these investments is provided to CTG by MassMutual. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market on which the securities are traded. Shares of registered investment companies are classified as Level 1 investments.

Computer Task Group, Inc. Common Stock Fund: This fund represents employer securities valued at the closing price reported on the active market on which the individual securities are traded. A small portion of the fund is invested in short-term money market instruments. The money market portion of the fund provides liquidity, which enables the Plan participants to transfer money daily among all investment choices. This common stock fund is classified as a Level 1 investment.

Common/Collective Trust: Fund assets are invested into the Invesco Stable Value Fund, which holds public investment securities valued using the NAV provided by MassMutual. The NAV was quoted on a private market that was not active; however, the unit price was based on underlying investments which were traded on an active market or had observable inputs. The common/collective trust fund’s underlying investments sought to preserve capital and provide a competitive level of income over time that was consistent with the preservation of capital. The common/collective trust fund did not have any unfunded commitments relating to its investments, nor any significant restrictions on redemptions.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The following tables set forth financial assets measured at fair value in the Statements of Net Assets Available for Benefits and the respective levels to which the fair value measurements are classified within the fair value hierarchy as of December 31, 2016 and 2015:

	Assets at Fair Value as of December 31, 2016
	Quoted prices in
	active markets	Significant	Significant
	for identical	observable	unobservable	Total
	assets:	inputs:	inputs:	Fair
	(Level 1)	(Level 2)	(Level 3)	Value
Shares of registered investment companies	$154,733,996	$—	$—	$154,733,996
Employer stock fund	390,894	—	—	390,894

Total	$155,124,890	$—	$—	155,124,890

Common collective trust (a)				11,289,282

Total investments				$166,414,172

	Assets at Fair Value as of December 31, 2015
	Quoted prices in
	active markets	Significant	Significant
	for identical	observable	unobservable	Total
	assets:	inputs:	inputs:	Fair
	(Level 1)	(Level 2)	(Level 3)	Value
Shares of registered investment companies	$150,276,298	$—	$—	$150,276,298
Employer stock fund	712,094	—	—	712,094

Total	$150,988,392	$—	$—	150,988,392

Common collective trust (a)				9,595,634

Total investments				$160,584,026

(a)	In accordance with subtopic 820-10, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in these tables are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statement of Net Assets Available for Benefits.

4.	PARTY-IN-INTEREST TRANSACTIONS

Fees paid by the participants for distributions from the Plan and loan maintenance fees amounted to $33,144 for the year ended December 31, 2016 ($38,093—2015). For the year ended December 31, 2016, fees paid primarily for investment advisory services amounted to $97,000 ($75,300—2015) and qualify as party-in-interest transactions. The Plan also invests in employer securities through the Computer Task Group, Incorporated unitized common stock fund. Computer Task Group, Incorporated is the Plan sponsor, and therefore, transactions qualify as party-in-interest. Investment income (loss) from investments sponsored by Computer Task Group, Incorporated and interest income from notes receivable from participants amounted to $(155,018) for the year ended December 31, 2016 ($(168,766)—2015). Additionally, notes receivable from participants are party-in-interest transactions.

5.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2016 and 2015:

	2016	2015
Net assets available for benefits per financial statements	$168,306,069	$162,582,738
Adjustment from contract value to fair value	—	70,941

Net assets available for benefits per Form 5500	$168,306,069	$162,653,679

The following is a reconciliation of changes in net assets available for benefits per the financial statements to the Form 5500 for the years ended December 31, 2016 and 2015:

	2016	2015
Net increase (decrease) in net assets per financial statements	$5,723,331	$(7,720,321)
Adjustment from contract value to fair value	(70,941)	(95,171)

Increase (decrease) in net assets per Form 5500	$5,652,390	$(7,815,492)

COMPUTER TASK GROUP, INC.

401(k) RETIREMENT PLAN

EIN 16-0912632, PLAN# 001

SCHEDULE OF ASSETS HELD

FOR INVESTMENT

December 31, 2016

		Current
Identity of Issuer	Description	Value
MFS	Growth Allocation Fund - R4	$20,439,711
American Funds	American Century Midcap Value - Institutional	12,260,593
American Funds	American Funds AMCAP - R6	11,335,390
Invesco	Invesco Stable Value IV	11,289,282
MFS	Value Fund - R4	10,610,269
T. Rowe Price	T. Rowe Price 2020	9,297,450
Vanguard	Vanguard Institutional Index	9,055,163
MFS	Conservative Allocation Fund - A	8,891,353
MFS	Moderate Allocation Fund - A	8,873,532
T. Rowe Price	T. Rowe Price 2030	8,364,611
T. Rowe Price	T. Rowe Price 2025	8,166,516
T. Rowe Price	T. Rowe Price 2035	5,989,717
Vanguard	Vanguard Small Cap. Index	5,785,848
Prudential	Prudential Total Return Bond Fund - Z	5,503,931
T. Rowe Price	T. Rowe Price 2015	5,120,875
T. Rowe Price	T. Rowe Price 2040	4,408,897
Vanguard	Vanguard International Value	3,185,554
MFS	Aggressive Growth Allocation Fund - A	2,831,745
T. Rowe Price	T. Rowe Price Retirement 2045	2,774,245
American Funds	American Funds Europacific-R6	2,707,426
T. Rowe Price	T. Rowe Price 2010	2,261,110
Franklin	Franklin Small-Mid Cap. Growth	2,007,410
Mass Mutual	Premier Barings Inf-PR & INC. SRV	1,565,856
T. Rowe Price	T. Rowe Price Retirement 2055	1,390,856
T. Rowe Price	T. Rowe Price Retirement 2050	1,307,876
Franklin	Franklin Gold & Precious Metals ADV	598,062
CTG*	CTG Stock Fund	390,894
CTG 401k Retirement Plan*	Notes receivable from participants (with interest rates from 4.25%-4.75%)	1,891,897

		$168,306,069

*	The named above is a party-in-interest

The accompanying notes are an integral part of these financial statements.

COMPUTER TASK GROUP, INC.

401(k) RETIREMENT PLAN

EXHIBITS

Exhibit	Description	Page
23	Consent of Bonadio & Co., LLP	#

#	Filed herewith

SIGNATURES:

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COMPUTER TASK GROUP, INC. 401(k) RETIREMENT PLAN

Date: June 27, 2017	By:	/s/ Peter P. Radetich
	Name:	Peter P. Radetich
	Title:	Member – Retirement Plan Committee